Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

H World Group Limited

華住集團有限公司

(Formerly known as Huazhu Group Limited)

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 1179)

(1) COMPLETION OF REGISTRATION OF CHANGE OF NAME IN HONG KONG;

(2) CHANGE OF STOCK SHORT NAME; AND

(3) CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Reference is made to (i) the circular of H World Group Limited (formerly known as Huazhu Group Limited) (the “Company”) dated May 10, 2022 in relation to, among other things, the Change of Name (the “Circular”); (ii) the announcement of the Company dated June 24, 2022 in relation to the results of the AGM; and (iii) the announcement of the Company dated July 6, 2022 in relation to, among other things, the Change of Name (the “Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Circular.

COMPLETION OF REGISTRATION OF CHANGE OF NAME IN HONG KONG

As disclosed in the Announcement, the change of English name of the Company from “Huazhu Group Limited” to “H World Group Limited” and the adoption of “華住集團有限公司” as the dual foreign name in Chinese of the Company took effect on June 27, 2022.

The board of directors of the Company (the “Board”) is pleased to announce that the Certificate of Registration of Alteration of Name of Registered Non-Hong Kong Company was issued by the Registrar of Companies in Hong Kong on July 18, 2022, confirming the registration of the new name of the Company “H World Group Limited 華住集團有限公司” in Hong Kong under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

The Change of Name does not affect the rights of the existing Shareholders. All existing share certificates of the Company bearing the former name of the Company will continue to be evidence of legal title to the Shares and be valid for trading, settlement, registration and delivery purposes. Any new share certificates of the Company will bear the Company’s new name. There will not be any arrangement for free exchange of existing share certificates of the Company for new share certificates bearing the Company’s new name.

CHANGE OF STOCK SHORT NAME

The English stock short name for trading in the Shares on the Stock Exchange will be changed from “HUAZHU-S” to “HWORLD-S” with effect from 9:00 a.m. on August 5, 2022. The Chinese stock short name for trading in the Shares will remain unchanged as “華住集團-S”. The stock code of the Company will remain unchanged as “1179”.

CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The address of principal place of business in Hong Kong of the Company has been changed to 46/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong with effect from August 1, 2022.

By order of the Board
H World Group Limited
JI Qi
Executive Chairman

Hong Kong, August 1, 2022

As at the date of this announcement, the Board comprises Mr. JI Qi, the Executive Chairman, and Mr. ZHANG Shangzhi as directors; Mr. John WU Jiong, Ms. ZHAO Tong Tong, Mr. SHANG Jian, Mr. HEE Theng Fong and Ms. CAO Lei as independent directors.

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